Exhibit 99.53

NexGen Closes US$60 Million Strategic Investment

by CEF Holdings

Vancouver, BC, June 10, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce that it has closed the previously announced private placement (the “Offering”) of US$60 million in aggregate principal amount of unsecured convertible debentures (the “Debentures”) to CEF Holdings Limited and/or affiliates of its shareholders (“CEF”).

Leigh Curyer, Chief Executive Officer, commented: “Closing of this financing places NexGen with a treasury in excess of C$100M and based on the current footprint of Arrow mineralization is budgeted to advance and optimise Arrow on its development path through to a decision to construct. I would like to take the opportunity to personally thank all involved in the execution of this financing milestone for NexGen. I look forward to delivering regular drilling and development results from Arrow as we progress this exciting project.”

The Debentures were issued pursuant to investment agreements entered into between the Company and CEF, and a trust indenture entered into between the Company and Computershare Trust Company of Canada.

The Debentures have a term of five years and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, such shares to be issued at a price per share equal to the 20-day volume-weighted average trading price calculated in U.S. dollars (the “20-day VWAP”) prior to the date each such interest payment is due.

The Debentures are convertible at the holder’s option into common shares of the Company at a conversion price of US$2.33, representing a 30% premium to the 20-day VWAP prior to the announcement of the Offering.

Proceeds from the sale of the Debentures will be used to fund the continuing exploration and development of the Company’s SW2 properties (which includes the Rook 1 project and the Arrow deposit) and for general corporate purposes. The development initiatives at Arrow include detailed engineering, environmental and permitting studies in conjunction with continued definition and expansion drilling.

An establishment fee of 3% of the aggregate principal amount of the Debentures was paid in connection with the Offering. Such fee was satisfied by the issuance to CEF of 1,005,586 common shares of the Company, at a deemed price of US$1.79 per share based on the 20-day VWAP prior to the announcement of the Offering.

Pursuant to applicable securities laws, all securities issued in connection with the Offering will be subject to a hold period of four months plus one day following the closing of the Offering.

Advisors

TD Securities Inc. acted as financial advisor and lead placement agent. Farris, Vaughan, Wills & Murphy LLP acted as Canadian legal counsel to NexGen. CIBC World Markets Inc. acted as financial advisor to CEF. Stikeman Elliott acted as Canadian counsel to CEF.

About CEF

CEF Holdings Limited is owned 50% by CK Hutchinson Holdings Ltd. and 50% by CIBC. CK Hutchinson Holdings is the publicly-listed flagship company of the CK Hutchinson Group of companies, the Hong Kong based multi-national conglomerate with a combined market cap of the Group in excess of $100 billion as of December 31, 2015. CIBC is a leading Canadian-based global financial institution with operations around the world. CEF is an investigator in significant resource assets on a global basis.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden inferred mineral resource estimate is 201.9 M lbs U308 contained in 3.48 tonnes grading 2.63% U308. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer
Chief Executive Officer
NexGen Energy Ltd.
+1 604 428 4112
lcuryer@nexgenenergv.ca
www.nexgenenergy.ca

Travis McPherson
Chief Development Manager
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nexgenenergy.ca
www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes, but is not limited to, statements which respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the use of proceeds from the Debentures and development initiatives at Arrow. Generally, but not always, forward looking-information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated, accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. NexGen undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.